TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to
which voting rights are attached:	Reed Elsevier PLC
2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):Revised due to DTR rules – see Section 13	×

3. Full name of person(s) subject to the notification obligation:	Fidelity international Limited (FIL)

4. Full name of shareholder(s) (if different from 3.):	See attached schedule

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	Revised due to DTR rules

6. Date on which issuer notified:	21-March-2007

7. Threshold(s) that is/are crossed or reached:	N\A

8. Notified details:

A: Voting rights attached to shares
Class/type of shares
(if possible using	Situation previous to the Triggering
the ISIN CODE)	transaction		Resulting situation after the triggering transaction
		Number of Voting
		Rights
1.	Number of Shares	viii	Number of shares	Number of voting rights ix		% of voting rights
1.	1.	1.	Direct	Direct [x]	Indirect xi	Direct	Indirect

GB0007308355	64,586,724	64,586,724	1		64,586,724		5.07%

B: Financial Instruments
Resulting situation after the triggering transaction xii
Number of voting
rights that may be
acquired if the
		Exercise/	instrument is
Type of financial	Expiration date	Conversion Period/	exercised/
instrument	xiii	Date xiv	converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights
64,586,724	5.07%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

See attached schedule

Proxy Voting:

10. Name of the proxy holder:	Fidelity International Limited (FIL)

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

As discussed witht the FSA, prior to the implementation of

the EU Transparency Directive, we aggregated the interests

in shares of FMR Corp (FMR) and Fidelity International

Limited (FIL) together for the purposes of shareholder

reporting. According to the new DTR rules we are now

reporting the indriect holdings of FMR and FIL separately.

A separate notification is being submitted for FMR Corp.

Please note these holdings are correct as of close of

13. Additional information: business 19 March 2007

14. Contact name:	Sophie Hughes

15. Contact telephone number: Fil-regulatoryreporting@uk.fid-intl.com

B: Identity of the notifier, if applicable xvii

Full name		Margaret Woods

Contact address		Reed Elsevier PLC 1-3 Strand, WC2N 5JR

Phone number		020 7166 5613

Other useful information (e.g. functional relationship with the person or legal entity

subject to the notification obligation)		Assistant Company Secretary

C: Additional information

FIL ATTACHMENT
Issuer name:	REED ELSEVIER PLC
Current ownership percentage:	5.07%
Total shares held:	64,586,724
Issued share capital:	1,271,786,714
	SHARES HELD	NOMINEE	MANAGEMENT COMPANY

	66,700	STATE STREET HONG KONG	FIA(K)L
	169,000	STATE STR BK AND TR CO LNDN (S	FPM
	76,500	STATE STR BK AND TR CO LNDN (S	FIL
	2,140,000	NORTHERN TRUST LONDON	FPM
	284,600	NORTHERN TRUST LONDON	FIL
	122,100	NORTHERN TRUST CO	FIL
	31,200	NORDDEUTSCHE LANDERSBANK	FIL
	106,100	NOMURA TRUST AND BANKING	FIJ
	253,700	MELLON BANK	FPM
	204,200	MASTER TRUST BANK OF JAPAN	FIJ
	461,900	JPMORGAN BOURNEMOUTH	FIL
	2,038,700	JPMORGAN, BOURNEMOUTH	FPM
	30,958,840	JPMORGAN, BOURNEMOUTH	FISL
	18,695,464	JPMORGAN, BOURNEMOUTH	FIL
	2,920,684	JPMORGAN, BOURNEMOUTH	FII
	434,800	HSBC BANK PLC	FPM
	19,900	DEXIA PRIVATBANK	FPM
	38,100	CHASE MANHTTN BK AG FRNKFRT (S	FPM
	4,500	CDC FINANCE	FIGEST
	168,400	BROWN BROTHERS HARRIMAN AND CO	FIL
	63,830	BROWN BROTHERS HARRIMAN AND CO	FIJ
	280,930	BROWN BROS HARRIMN LTD LUX	FIL
	280,300	BNPPARIBAS, PARIS (C)	FIL
	577,507	BERMUDA TRUST FAR EAST HK	FIM HK
	3,565,700	BANK OF NEW YORK EUROPE LDN	FII
	623,069	BANK OF NEW YORK BRUSSELS	FPM

Fidelity International Limited (FIL) is the parent holding company for various direct and indirect subsidiaries, including Fidelity Fund Management Limited (FFML), Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIAKL), Fidelity Investments Management (Hong Kong) Limited,(FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.